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                                                                       EXHIBIT 2



FOR IMMEDIATE RELEASE                                    Contact: John F. Ray
January 22, 2001                                                  (404) 965-2403


                LEGACY ASSET MANAGEMENT AND LEGACY MEDIA PARTNERS
           FILE SCHEDULE 13D DISCLOSING INTEREST IN SHOP AT HOME, INC.


Legacy Asset Management, Inc., a registered Georgia investment advisor, announced that it and certain of its affiliates have jointly filed a Schedule 13D with the Securities and Exchange Commission indicating their beneficial ownership of 5.3% of the outstanding shares of common stock of Shop at Home, Inc.

John F. Ray, President of Legacy Asset Management, confirmed that Legacy Asset Management, which is deemed to beneficially own securities held in the discretionary accounts of its clients, and Legacy Media Partners, LLC, a private investment entity managed by Legacy Asset Management, made the filing. Any person or group who acquires beneficial ownership of more than five percent of a class of registered equity securities of certain issuers is generally required to file a Schedule 13D with the Commission reporting such acquisition. The Commission's rules define a "beneficial owner" of a security as any person who directly or indirectly has or shares the power to vote or sell the security.

"We believe the asset value of Shop At Home, net of debt, is substantially higher than the current market capitalization of the company," Ray said. "In our view, the company is undervalued relative to the market value of its television stations alone, and we believe the value of those stations should increase over time."

Ray added, "As the last independent home shopping network in the country, Shop at Home's ability to reach 60 million households has substantial value, in our view, in an


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age where traditional media companies are looking to increase transactional revenue, where traditional retailers are seeking additional venues to reach their customers, and where major Internet companies have the desire to expand into other media."

As disclosed in publicly available information, Shop At Home (NASDAQ: SATH) is the fourth largest home shopping network in the country, behind QVC, Home Shopping Network, and ValueVision. The company sells unique collectible items, sports memorabilia, collectible knives and coins, jewelry, gemstones, electronics, and other specialty consumer products through a variety of interactive electronic media, including broadcast, cable and satellite television, and the Internet. Shop at Home owns six television stations, located in San Francisco, Boston, Houston, Raleigh, Cleveland, and Bridgeport, CT, which is licensed to cover a portion of the New York market. At present, Shop at Home's Houston station is under definitive agreement to be sold to Liberman Broadcasting for $57 million in cash, with Shop at Home retaining a 50% interest in gains which might occur from early migration from the station's Channel 59-69 spectrum. Shop at Home reaches more than 60 million households full- and part-time in approximately 150 media markets through its network of roughly 400 independently owned television stations, cable systems and direct satellite systems, in addition to its owned and operated stations. Shop At Home programming reaches all of the top 50 markets and 97 of the top 100 markets.

"I have known the Chairman of Shop at Home, J.D. Clinton, for many years," Ray said. "I know him as an entrepreneur and investor who has created significant long-term value in virtually every enterprise in which he has been involved. Based on this track record, I believe that J.D. and the other Directors have, as their top objective, actions that would hopefully close the gap between the current market value of the company and its intrinsic value. As a significant investor in the company, Legacy will work, wherever possible, to assist in this effort."

In addition to serving as the manager of Legacy Media Partners, Legacy Asset Management manages private investment portfolios mostly for high net worth individuals, and serves as the manager of Legacy Financial Partners, LLC, which invests in financial services companies. Legacy Asset Management is a subsidiary of Legacy


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Investment Group, Inc., which is also the parent company of Legacy Securities
Corp., an NASD-registered broker-dealer and a leading Southeastern-based investment and merchant bank. Legacy Securities Corp. is based in Atlanta, GA and Memphis, TN.